Exhibit 12

Allegiant Travel Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Earnings:
Income before income taxes	$81,609	$18,841	$55,252	$50,705	$15,816	$7,329	$9,147
Add: Fixed charges	3,199	3,707	7,153	6,800	6,859	3,883	2,016
Add: Amortization of capitalized Interest	—	5	—	9	8	—	—
Less: Interest capitalized	—	—	—	—	31	59	—
Less: (Loss) earnings from joint venture, net	84	(43)	96	457	—	—	—
Total earnings	$84,724	$22,596	$62,309	$57,057	$22,652	$11,153	$11,163

Fixed charges:
Interest expense (1)	$2,118	$2,904	$5,411	$5,523	$5,517	$3,009	$1,399
Interest factor of operating lease expense (2)	1,081	803	1,742	1,277	1,342	874	617
Total fixed charges	$3,199	$3,707	$7,153	$6,800	$6,859	$3,883	$2,016

Ratio of earnings to fixed charges (3)	26.48	6.10	8.71	8.39	3.30	2.87	5.54

(1)	Interest expense includes insignificant amount of note payable discount amortization.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratios of earning to fixed charges were computed by dividing earnings by fixed charges.